UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

VRINGO, INC.

(Exact name of registrant as specified in its charter)

Delaware	20-4988129
(State or other jurisdiction	(IRS Employer Identification No.)
of incorporation)

780 Third Avenue, 15th Floor
New York, NY	10017
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, par value $0.01 per share	The NASDAQ Stock Market LLC
Warrants, each to purchase one share of Common Stock	The NASDAQ Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ❑

Securities Act registration statement file number to which this form relates: Not Applicable

Securities to be registered pursuant to Section 12(g) of the Act: Not Applicable)

Item 1. Description of Registrant's Securities to be Registered.

The Registrant is filing this Form 8-A in connection with the listing of its common stock, $0.01 par value per share (the “Common Stock”), and warrants to purchase shares of Common Stock (the “Warrants” or “public warrants”) pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on The NASDAQ Stock Market LLC commencing on or about April 30, 2013. The Registrant is voluntarily delisting the Common Stock and Warrants from the NYSE MKT, LLC (formerly NYSE Amex, LLC) as of the close of business on or about April 29, 2013. The Common Stock is traded under the symbol “VRNG” and the Warrants are traded under the symbol “VRNGW” on NYSE MKT, LLC, and have been approved for listing on The NASDAQ Capital Market of The NASDAQ Stock Market LLC under the symbols “VRNG” and “VRNGW,” respectively.

The following summary description of the material features of the Registrant's capital stock is qualified in its entirety by reference to the applicable provisions of Delaware law and by the Registrant’s amended and restated certificate of incorporation and bylaws, the last two of which are on file with the Securities and Exchange Commission.

Authorized and Outstanding Capital Stock. The Registrant's authorized capital stock consists of: (i) 150,000,000 shares of Common Stock, par value $0.01 per share and (ii) 5,000,000 shares of preferred stock, $0.01 par value per share, of which 1,000,000 shares have been designated Series A Preferred Stock. As of April 15, 2013, there were 82,520,324 shares of Common Stock outstanding and no shares of preferred stock outstanding.

Common Stock. The holders of shares of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, and do not have cumulative voting rights. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Registrant’s board of directors out of funds legally available for dividend payments. The holders of Common Stock have no preferences or rights of conversion, exchange, pre-emption or other subscription rights. There are no redemption or sinking fund provisions applicable to the shares of Common Stock. In the event of any liquidation, dissolution or winding-up of the Registrant’s affairs, holders of Common Stock will be entitled to share ratably in the Registrant’s assets that are remaining after payment or provision for payment of all of the Registrant’s debts and obligations and after liquidation payments to holders of outstanding shares of preferred stock, if any.

Preferred Stock. Pursuant to the Registrant’s amended and restated certificate of incorporation, the board of directors has the authority, without action by the Registrant’s stockholders (unless such stockholder action is required by applicable law or the rules of the exchange on which its shares are listed), to designate and issue up to 5,000,000 shares of preferred stock in one or more series and to designate the rights, preferences, and limitations of all such series, any or all of which may be superior to the rights of the Registrant’s shares of Common Stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of the holders of Common Stock until the Registrant’s board of directors determines the specific rights of the holders of preferred stock. However, effects of the issuance of preferred stock include restricting dividends on the Registrant’s shares of Common Stock, diluting the voting power of the shares of Common Stock, impairing the liquidation rights of the Registrant’s shares Common Stock, and making it more difficult for a third party to acquire the Registrant, which could have the effect of discouraging a third party from acquiring, or deterring a third party from paying a premium to acquire, a majority of the Registrant’s outstanding voting stock.

Public Warrants. The public warrants entitle the registered holder to purchase one share of Common Stock at a price of $5.06, subject to adjustment as discussed below, at any time until 5:00 p.m., New York City time, on June 21, 2015.

The material provisions of the public warrants are set forth herein and a copy of the form of warrant agreement between the Registrant and the warrant agent has been filed as an exhibit to the registration statement on Form S-1 (Registration No. 333-164575) filed with the Securities and Exchange Commission on March 29, 2010 in connection with the Registrant’s initial public offering.

The exercise price and number of shares of Common Stock issuable upon exercise of the warrants may be adjusted in certain circumstances, including in the event of a stock dividend, extraordinary dividend on or recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuances of Common Stock at a price below their respective exercise prices.

The public warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the public warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified or official bank check payable to the Registrant, for the number of public warrants being exercised. The public warrant holders do not have the rights or privileges of holders of Common Stock and any voting rights until they exercise their public warrants and receive shares of common stock. After the issuance of shares of Common Stock upon exercise of the public warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

No public warrants will be exercisable unless at the time of the exercise a prospectus relating to Common Stock issuable upon exercise of the public warrants is current and the Common Stock has been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the public warrants. In no event will the registered holders of a public warrant be entitled to receive a net-cash settlement, stock or other consideration in lieu of physical settlement in shares of Common Stock.

The Registrant may redeem the outstanding warrants without the consent of any third party or the representatives of the underwriters:

•	in whole and not in part;

•	at a price of $0.01 per warrant at any time after the warrants become exercisable;

•	upon not less than 30 days prior written notice of redemption; and

•	if, and only if, the last sales price of the Common Stock equals or exceeds $10.00 per share (subject to adjustment for splits, dividends, recapitalization and other similar events) for any 20 trading days within a 30 trading day period ending three business days before the Registrant send the notice of redemption;

provided that on the date the Registrant give notice of redemption and during the entire period thereafter until the time the Registrant redeems the warrants, the Registrant has an effective registration statement covering shares of Common Stock issuable upon exercise of the public warrants and a current prospectus relating to such Common Stock.

No fractional shares of Common Stock will be issued upon exercise of the public warrants. If, upon exercise of the public warrants, a holder would be entitled to receive a fractional interest in a share, the Registrant will, upon exercise, round up to the nearest whole number the number of shares of Common Stock to be issued to the warrantholder. If multiple warrants are exercised by the holder at the same time, the Registrant will aggregate the number of whole shares issuable upon exercise of all the warrants.

Delaware Statutory Business Combinations Provision. The Registrant is subject to the provisions of Section 203 of the General Corporation Law of the State of Delaware which, subject to certain exceptions, prohibits The Registrant from engaging in specified business combinations with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder, unless the business combination or the transaction in which such stockholder became an interested stockholder is approved in a prescribed manner. Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. For purposes of Section 203 of the DGCL, an interested stockholder is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of the corporation’s voting stock. The application of Section 203 of the DGCL could have the effect of delaying or preventing a change of control of The Registrant. These provisions are set forth more fully in the documents and reports filed with the Securities and Exchange Commission pursuant to the Exchange Act.

Transfer Agent and Registrar. The transfer agent and registrar for the shares of Common Stock and Warrants is American Stock Transfer & Trust Company.

Item 2. Exhibits.

Pursuant to the Form 8-A Instructions as to Exhibits, no exhibits are required to be filed because no other securities of the Registrant are registered on The NASDAQ Stock Market LLC and the securities registered hereby are not being registered pursuant to Section 12(g) of the Exchange Act.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on our behalf by the undersigned, thereunto duly authorized.

VRINGO, INC.

Date: April 29, 2013	By:	/s/ Andrew D. Perlman
Name: Andrew D. Perlman
Title: Chief Executive Officer